

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 27, 2019

Raymond J. Tesi
Chief Executive Officer
Inmune Bio, Inc.
1224 Prospect St.
Suite 150
La Jolla, CA 92037

> **Re: Inmune Bio, Inc.**
> **Registration Statement on Form S-1**
> **Filed June 21, 2019**
> **File No. 333-232236**

Dear Dr. Tesi:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Joseph McCann at (202) 551-6262 with any questions.

Sincerely,

Division of Corporation Finance
Office of Healthcare & Insurance